Exhibit 1

Media Relations	Investor Relations	Analyst Relations
Jorge Pérez	Eduardo Rendón	Lucy Rodriguez
+52(81) 8888-4334	+52(81) 8888-4256	+1(212) 317-6007
mr@cemex.com	ir@cemex.com	ir@cemex.com

CEMEX ANNOUNCES ORGANIZATIONAL CHANGES

MONTERREY, MEXICO. JANUARY 15, 2019.– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today changes to its senior level organization, effective February 1, 2019.

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Juan Romero Torres, current President of CEMEX Mexico, has been appointed Executive Vice President of Global Commercial Development. This new role aims to capitalize on the significant progress that CEMEX has achieved in its Customer Centricity strategy, providing it with a formal structure that will allow new opportunities to add value to customers and markets.

•	Ricardo Naya Barba, current President of CEMEX Colombia, has been appointed President of CEMEX Mexico.

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Jaime Gerardo Elizondo Chapa, current President of CEMEX Europe, has been appointed Executive Vice President of Global Supply Chain Development. This new role aims to evolve CEMEX´s Supply Chain capabilities to gain additional efficiencies in end-to-end operations.

•	Sergio Mauricio Menendez Medina, current Distribution Channel Vice President for CEMEX Mexico, has been appointed President of CEMEX Europe.

All other Regional Presidents and Executive Vice Presidents have been ratified in their positions.

“Strengthening capabilities and experiences in our Executive Committee has been priority as we evolve CEMEX to continue making progress towards our business priorities and capitalizing on new opportunities” said Fernando A. Gonzalez, Chief Executive Officer of CEMEX. “Our people are our greatest asset and I have confidence that our new leaders will help to build a stronger CEMEX.”

CEMEX is a global building materials company that provides high-quality products and reliable services to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

For more information on CEMEX and its senior management team, please visit: www.cemex.com

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CEMEX assumes no obligation to update or correct the information contained in this press release.

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